EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	December 31,
(in thousands, except ratio)	2016	2015	2014	2013	2012
Earnings:
Net income	$374,925	$253,391	$255,998	$190,411	$131,919
Add:
Provision for income taxes	205,313	139,562	138,778	103,031	72,054
Fixed charges	327,814	306,937	263,982	225,740	167,638
Less:
Capitalized interest	(40,883)	(40,118)	(42,775)	(32,659)	(19,388)
Earnings as adjusted (A)	$867,169	$659,772	$615,983	$486,523	$352,223

Fixed charges
Interest expense	$286,201	$266,144	$220,590	$192,370	$147,413
Capitalized interest	40,883	40,118	42,775	32,659	19,388
Interest factors of rents(1)	730	675	617	711	837
Fixed charges as adjusted (B)	$327,814	$306,937	$263,982	$225,740	$167,638
Ratio of earnings (loss) to fixed charges ((A) divided by (B))	2.65	2.15	2.33	2.16	2.10

(1)Estimated to be 1/3 of rent expense.